NxStage Medical, Inc.
439 South Union Street, 5th Floor
Lawrence, MA 01843
August 29, 2007
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Timothy Buchmiller

Re:	NxStage Medical, Inc. (the “Company”)
Rule 477 Application for Withdrawal
Registration Statement on Form S-4 (File No. 333-144896)
Ladies and Gentlemen:
     Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933 and in connection with your letter to the Company dated August 17, 2007, the Company hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-4 (File No. 333-144896).
     The Company requests withdrawal of the Registration Statement because it does not intend to use the Registration Statement to offer the shares of Common Stock referenced in the Registration Statement. The Company confirms that no securities of the Company have been sold under the Registration Statement.
     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at 978-687-4700 or Lia Der Marderosian, of WilmerHale, the Company’s outside counsel, at 617-526-6982.

Sincerely,

NxStage Medical, Inc.

/s/ Winifred L. Swan

By: Winifred L. Swan
Title: Senior Vice President, General Counsel